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                              October 14, 2022

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 7,
2022
                                                            File No. 333-267771

       Dear Ivy Lee:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed October 7, 2022

       Capitalization and Indebtedness, page 30

   1. Please revise to present the statement of capitalization and indebtedness as of a date no earlier than 60 days
prior to the date of this filing. Refer to Item 3.B of Form 20-F.
       Index to Audited Consolidated Financial Statements, page F-1

   2. Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form
20-F.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ivy Lee
SAG Holdings Ltd
October 14, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameIvy Lee
                                                           Division of
Corporation Finance
Comapany NameSAG Holdings Ltd
                                                           Office of Trade &
Services
October 14, 2022 Page 2
cc:       Joilene Wood
FirstName LastName